UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company’s shareholders to meet at Annual and Extraordinary General Meetings on April 25, 2019, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

Annual General Meeting

I.

To analyze management’s accounts, examination, discussion and voting of the Annual Report and the Company’s Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2018;

II.	Capital budget proposal for the 2019 fiscal year

III.	Proposal for 2018 fiscal year results destination

IV.	Removal of a member of the Board of Directors elected by the controlling shareholder;

V.	Election of five (5) members of the Board of Directors appointed by the controlling shareholder and one (1) member of the Board of Directors appointed by the Company’s employees;

VI.	Election of Chairman of the Board of Directors;

VII.

Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and

VIII.	Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors

Extraordinary General Meeting

I.

Proposal to amend Petrobras’ Bylaws to amend articles 3º, 16, 18, 19, 20, 21, 25, 29, 30, 32, 34, 35, 36, 40, 52, 58 and 63 of the Bylaws, and consequent consolidation of the Bylaws, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company.

The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Annual General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:

i)	Representative’s ID;

ii)	Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii)	Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;

iv)	Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors and Fiscal Council are included in the Manual of the Meeting.

All documents concerning the matters to be voted at the Ordinary and the Extraordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, March 20th, 2019.

Eduardo Bacellar Leal Ferreira

Chairman of Board of Directors

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer